

January 30, 2009

Mr. Ian Brown
Chief Financial Officer
Oromin Explorations Ltd.
1055 West Hastings Street
Vancouver, British Columbia
Canada

>**Re: Oromin Explorations Ltd.**
>**Form 20-F for the Fiscal Year Ended February 29, 2008**
>**Filed September 19, 2008**
>**File No. 0-30614**

Dear Mr. Brown:

We have reviewed your annual report on Form 20-F and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 29, 2008

Risk Factors, page 13

1. Please revise your risk factor captions to identify the specific risks discussed in the ensuing paragraphs. We note that your current captions are exceedingly general and, therefore, do not prominently disclose the various risks.

Organizational Structure, page 21

2. It appears from your chart that you own 100% of the Santa Rosa and Sabodala properties. However, you disclose in other portions of your annual report that you do not own these properties outright. For example, we note that your interest in the Santa Rosa Property stems from a six-year exploration permit, which is conditionally extendable provided you locate recoverable reserves. Please revise your chart to clarify your true interest in the Santa Rosa and Sabodala Properties.

Related Party Transactions, page 51

3. Please revise your disclosure to clearly identify whether Havana Group Inc. or Surge Global Energy, Inc. is the parent company of Bible Resources Limited. In this regard, we note your conflicting disclosure on page 52.

Changes in Internal Control over Financial Reporting, page 68

4. We note your disclosure of several material weaknesses in your internal controls over financial reporting and your statement that key elements of your remediation efforts "include, but are not limited to" certain actions. Please revise to state all changes to your internal controls given the implementation of corrective measures to address the identified internal control weaknesses.

Certifications, page 74

5. We note that you include in the text of your annual report the Certifications required by Exchange Act Rule 13a-14(a). Please attach these Certifications to your annual report as Exhibits 12.1 and 12.2. See Form 20-F Instructions as to Exhibits ¶ 12.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798, Mike Karney at (202) 551-3847, or me with any questions.

Sincerely,

H. Roger Schwall
Assistant Director